Exhibit 99.1

GERDAU
Shape the future
**PILE SCRAP**
Araçariguama Mill

GERDAU S.A.

# QUARTERLY
# RESULTS 2Q22

Videoconference
August 3 (Wednesday)
14:00 BRT | 01:00 p.m. NY

CLICK HERE to access the videoconference

RI.GERDAU.COM

QUARTERLY RESULTS - 2T22

**São Paulo, August 3, 2022** – Gerdau S.A. (B3: GGBR4 / NYSE: GGB) announces its results for the second quarter of 2022. The consolidated financial statements of the Company are presented in Brazilian real (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.

# GERDAU REPORTS RECORD RESULTS FOR SECOND QUARTER WITH ADJUSTED EBITDA OF R$ 6.7 BILLION

## HIGHLIGHTS IN PERIOD

- **Adjusted EBITDA** of R$ 6.7 billion in 2Q22 (+15% 1Q22 and +13% 2Q21) and R$ 12,5 billion in 1H22 (+22% 1H21).
- **Adjusted net income** of R$ 4.3 billion in 2Q22 (+46% 1Q22 and +28% 2Q21) and R$ 7.2 billion in 1H22 (+24% 1H21).
- **Leverage ratio fell to its lowest level ever**, ending the quarter at 0.18x.

- **In the North America BD**, the quarter's result was double the amount in the same period of 2021.
- Based on the results of the second quarter of 2022, the Company allocated **R$ 1.2 billion to the distribution of dividends** (R$ 0.71 per share), with payment as from August 25, 2022.
- As of July 18th, **the Company had acquired 17.769.500 preferred shares at an average price of R$ 23.88**, corresponding to 32.3% of the repurchase program carried out to date.
- **Fitch Ratings** upgraded Company's Long-Term Foreign-Currency and Local-Currency (IDRs) Ratings from "BBB-" to "BBB".

- **Gerdau is the official steel of the Rock in Rio festival and the steel supplier to the World Stage**, while strengthening its sustainability aspects, since the recycling process includes thousands of cooperatives and people in its income generation chain and helps to reduce greenhouse gas emissions.

## MAIN INDICATORS

| CONSOLIDATED | 2Q22 | 1Q22 | Δ | 2Q21 | Δ | 6M22 | 6M21 | Δ |
|---|---|---|---|---|---|---|---|---|
| Shipments of steel (1,000 tonnes) | 3,245 | 3,055 | 6.2% | 3,216 | 0.9% | 6,300 | 6,304 | -0.1% |
| Net Sales[1] (R$ million) | 22,968 | 20,330 | 13.0% | 19,130 | 20.1% | 43,299 | 35,473 | 22.1% |
| Adjusted EBITDA[2,3] (R$ million) | 6,680 | 5,827 | 14.6% | 5,897 | 13.3% | 12,507 | 10,215 | 22.4% |
| Adjusted EBITDA Margin[2,3] (%) | 29.1% | 28.7% | 0.4 p.p | 30.8% | -1.7 p.p | 28.9% | 28.8% | 0.1 p.p |
| Consolidated Adjusted Net Income[3] (R$ million) | 4,298 | 2,940 | 46.2% | 3,370 | 27.6% | 7,239 | 5,840 | 24.0% |
| Consolidated Adjusted Net Income Margin[3] (%) | 18.7% | 14.5% | 4.3 p.p | 17.6% | 1.1 p.p | 16.7% | 16.5% | 0.3 p.p |
| Gross Debt (R$ million) | 12,445 | 12,767 | -2.5% | 15,806 | -21.3% | 12,445 | 15,806 | -21,3% |
| Net Debt/EBITDA | 0.18x | 0.20x | -0.02x | 0.65x | -0.47x | 0.18x | 0.65x | -0.47x |
| Investments CAPEX (R$ million) | 959 | 593 | 61.7% | 566 | 69.4% | 1,552 | 1,001 | 55.0% |
| Free Cash Flow (R$ million) | 3,215 | 3,023 | 6.4% | 1,201 | 167.7% | 6,238 | 2,344 | 166.1% |

1. Includes iron ore sales.
2. Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.
3. Adjusted by non-recurring items that impacted the 2Q21 result.

2

# MESSAGE FROM MANAGEMENT

Gerdau's results in the first half of 2022 confirm the resilience of its markets in the Americas, supported by solid demand from the construction and industrial sectors. Despite external factors bringing uncertainties in the short term, such as a slowdown in global economic activity and higher inflation, we are confident in a continuation of the favorable scenario for steel consumption.

In the Brazil BD, the domestic market registered higher shipments in the main product lines in 2Q22 in relation to 1Q22. Influenced especially by the macroeconomic scenario, the higher prices in the international market supported an increase in the competitiveness of exports to healthy and profitable levels. In this context, we will continue to monitor the conditions of external markets to assess new opportunities.

In the period, we also observed resilience in various segments of the Company, especially sanitation, oil and gas, railway and energy generation (a highlight was wind power, which has been setting production records). The construction industry remains robust, with record sales, active construction sites, launches of construction projects and the creation of new jobs, reinforcing the positive outlook for the coming months. Meanwhile, the retail industry has remained stable at a high level.

**Reflecting its improvement as a more agile, simpler and more innovative company, Gerdau has been demonstrating its resilience to face uncertainties in the macroeconomic scenario while generating better results and creating even more value for our stakeholders.**

A highlight was the North America BD, which reported in the first half of the year a result 2.5 times higher than in the same period last year. We have been operating at full capacity to meet the demand from the industry and continue to expand our product lines for clients to improve the level of our service and our local competitiveness.

In the Special Steel BD, supported by the gradual recovery in semiconductor inventories, the production of the automotive industry registered a gradual recovery.

In the South America BD, the highlight is mainly for the construction sector resilience.

In an even more challenging scenario, with signs of recovery in markets, our capacity to respond quickly and efficiently to our clients' needs, supported by our flexible production routes, diversification of markets, culture of agile decision-making and operating efficiency enabled us to close the first half of 2022 with steel shipments of 6.3 million tons. In the same period, we registered our highest EBITDA for a first half in the Company's history, of R$ 12.5 billion, which was 22% higher than in the same period last year.

In terms of environmental, social and governance aspects, we have undertaken to become an increasingly sustainable company, and are pleased to announce that, in June, Gerdau was recognized, in the Mining, Steel & Metallurgy category, in the Best in ESG Awards 2022, sponsored by Exame magazine. Gerdau also was recognized as the best positioned Brazilian B2B industry (37th overall) in the Merco ESG Responsibility Ranking, among the 100 most admired companies in 2022. Another initiative of Gerdau Next was Gerdau Graphene, which launched the world's first commercial additive for water-based graphene house paint.

Gerdau's results this quarter reflects the cultural and business transformations achieved by the Company over recent years. We remain confident and attentive to the challenges of the current global scenario. We reaffirm our commitment to creating value for our stakeholders and thank our clients, partners, employees and shareholders for their confidence in us.

**THE MANAGEMENT**

This content is Public.
3

CONSOLIDATED RESULTS
OPERATIONAL PERFORMANCE

PRODUCTION & SHIPMENTS

CONSOLIDATED	2Q22	1Q22	∆	2Q21	∆	6M22	6M21	∆
Volumes (1,000 tonnes)
Production of crude steel	3,429	3,406	0.7%	3,448	-0.6%	6,835	6,599	3.6%
Shipments of steel	3,245	3,055	6.2%	3,216	0.9%	6,300	6,304	-0.1%

In the quarter, crude steel production remained in line with 1Q22 and 2Q21, and in the first half, steel production was 4% higher than in the same period last year. As a result, the production capacity utilization rate stood at 83%.

Steel shipments increased 6% in relation to 1Q22, attesting to the resilience of the construction and industrial sectors and to the gradual recovery in the automotive sector.

SALES SEGMENTATION PER BD

This content is Public.

FINANCIAL PERFORMANCE

NET SALES

In 2Q22, net sales came to R$ 23.0 billion, increasing 13% from 1Q22 and 20% from 2Q21, explained by the higher shipments and rebalancing of sales prices in the period.

The result was mainly driven by the performance of the distribution and construction sectors in the U.S. market, the manufacturing and construction sectors in Brazil, and the results of the special steel operations.

GROSS PROFIT

The higher costs of the main raw materials used by the Company led costs of goods sold in 2Q22 increased by 24% compared to 2Q21 and by 13% in relation to 1Q22. Compared to 1Q22, the highlights were the increases of 15% in coal cost, 6% in iron ore cost and 11% in pig iron consumed cost. The consumed scrap cost also increased, by around 16% in the period, especially in Brazil.

In this context, gross profit reached R$ 5.9 billion in 2Q22, increasing 14% from 1Q22 and 9% from 2Q21. Gross margin remained in line with 1Q22 and contracted 2.6 p.p. in relation to 2Q21.

CONSOLIDATED	2Q22	1Q22	∆	2Q21	∆	6M22	6M21	∆
Results (R$ million)
Net Sales	22,968	20,330	13.0%	19.,130	20.1%	43,299	35,473	22.1%
Cost of Goods Sold	(17,065)	(15,149)	12.6%	(13,716)	24.4%	(32,214)	(26,262)	22.7%
Gross Profit	5,904	5,181	14.0%	5,414	9.0%	11,085	9,211	20.3%
Gross Margin	25.7%	25.5%	0.2p.p	28.3%	-2.6p.p	25.6%	26.0%	-0.4p.p

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses amounted to R$ 516 million in the quarter, representing increases of 4% compared to 1Q22 and 8% in relation to 2Q21. As a ratio of net sales in the periods, these expenses decreased 0.2 p.p. in both comparisons, reflecting Gerdau’s ongoing efficiency gains and strategy to become one of the most profitable and efficient companies in the steel chain.

CONSOLIDATED	2Q22	1Q22	∆	2Q21	∆	6M22	6M21	∆
Results (R$ million)
SG&A	(516)	(494)	4.4%	(476)	8.3%	(1.010)	(946)	6.8%
Selling expenses	(178)	(168)	6.1%	(168)	6.1%	(346)	(324)	6.8%
General and admininstrative expenses	(338)	(326)	3.5%	(308)	9.6%	(664)	(622)	6.8%
%SG&A/Net Sales	2.2%	2.4%	-0.2p.p	2.5%	-0.2p.p	2.3%	2.7%	-0.3p.p

This content is Public.

EBITDA & EBITDA MARGIN

BREAKDOWN OF CONSOLIDATED EBITDA (R$ million)	2Q22	1Q22	∆	2Q21	∆	6M22	6M21	∆
Net income	4,298	2,940	46.2%	3,934	9.3%	7,239	6,405	13.0%
Net financial result	361	503	-28.3%	(58)	-	864	213	305.9%
Provision for income and social contribution taxes	1,131	1,570	-27.9%	1,686	-32.9%	2,701	2,503	7.9%
Depreciation and amortization	701	659	6.4%	630	11.2%	1,360	1,279	6.3%
EBITDA - Instruction CVM¹	6,492	5,672	14.4%	6,193	4.8%	12,164	10,400	17.0%
Equity in earnings of unconsolidated companies	(387)	(309)	25.4%	(237)	63.5%	(695)	(386)	80.1%
Proportional EBITDA of associated companies and jointly controlled entities	573	464	23.5%	334	71.4%	1,037	589	76.1%
Losses due to non-recoverability of financial assets	2	(1)	-	0	1483.7%	1	5	-73.0%
Non recurring items	-	-	-	(393)	-	-	(393)	-
Credit recovery / Provisions	-	-	-	(393)	-	-	(393)	-
Adjusted EBITDA²	6,680	5,827	14.6%	5,897	13.3%	12,507	10,215	22.4%
Adjusted EBITDA Margin	29.1%	28.7%	0.4 p.p	30.8%	-1.7 p.p	28.9%	28.8%	0.1 p.p

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	2Q22	1Q22	∆	2Q21	∆	6M22	6M21	∆
EBITDA - Instruction CVM¹	6,492	5,672	14.4%	6,193	4.8%	12,164	10,400	17.0%
Depreciation and amortization	(701)	(659)	6.4%	(630)	11.2%	(1,360)	(1,279)	6.3%
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES[2]	5,791	5,014	15.5%	5,563	4.1%	10,804	9,121	18.5%

1 - Non-accounting measure calculated in accordance with CVM Instruction 527, in effect on the Quarterly Information reporting date.
2 - Non-accounting measure calculated by the Company.

In 2Q22, adjusted EBITDA was R$ 6.7 billion, with adjusted EBITDA margin of 29.1%, expanding 0.4 p.p. on the prior quarter. This increase in profitability is a direct result of the current stage of demand and prices in the steel industry, the latter as a reflection of the higher costs, added to the capacity of the teams to capture market opportunities.

In relation to 1Q21, the highlight was the larger contribution by the North America BD supported by the stronger metals spread in the United States.

EBITDA PER BD - 2Q22

This content is Public.

ADJUSTED EBITDA (R$ million) & ADJUSTED EBITDA MARGIN (%)

FINANCIAL INCOME

CONSOLIDATED (R$ million)	2Q22	1Q22	∆	2Q21	∆	6M22	6M21	∆
Financial Result	(361)	(503)	-28.3%	58	-	(864)	(213)	305.9%
Financial income	141	89	58.4%	50	182.4%	229	106	116.4%
Financial expenses	(400)	(361)	10.7%	(344)	16.3%	(761)	(658)	15.7%
Exchange variation (1)	151	(122)	-	5	-	30	39	-24.0%
Exchange variation (other currencies)	(198)	(120)	65.0%	(120)	65.0%	(318)	(166)	91.6%
Tax credit update	-	-	-	463	-	-	463	-
Bond repurchase expenses	(51)	-	-	-	-	(51)	-	-
Gains (losses) on financial instruments, net	(4)	11	-	5	-	7	4	71.8%

(1) Includes portion of net investment hedge.

(2). Non-recurring.

The financial result was negative in R$ 361 million in 2Q22, decreasing 28% in relation to 1Q22, mainly due to the exchange rate variation in the period. Compared to 2Q21, the sharp variation was mainly due to the non-recurring effects of inflation adjustment on tax credits in the amount of R$ 463 million in that quarter.

This content is Public.

NET INCOME

In 2Q22, adjusted net income came to R$ 4.3 billion, increasing 46% in relation to the prior quarter and 27% compared to 2Q21, demonstrating the Company’s ability and resilience to adapt according to different macroeconomic scenarios.

Note that 2Q21 was affected by non-recurring items in the amount of negative R$ 565 million, as shown in the table below:

CONSOLIDATED (R$ million)	2Q22	1Q22	∆	2Q21	∆	6M22	6M21	∆
Income before financial income expenses and taxes¹	5,791	5,014	15.5%	5,563	4.0%	10,804	9,121	18.5%
Financial Result	(361)	(503)	-28.3%	58	-	(864)	(213)	305.%
Income before taxes¹	5,430	4,510	20.4%	5,621	-3.4%	9,940	8,908	11.6%
Income and social contribution taxes	(1,131)	(1,570)	-28.0%	(1,686)	-32.9%	(2,701)	(2,503)	7.9%
Exchange variation including net investment hedge	169	(346)	-	(23)	-	(177)	(16)	-
Other lines	(1,300)	(1,224)	6.2%	(1,372)	-5.2%	(2,524)	(2,196)	1.8%
Non recurring items	-	-	-	(291)	-	-	(291)	-1.0%
Consolidated Net Income¹	4,298	2,940	46.2%	3,934	9.3%	7,239	6,405	13.0%
Non recurring items	-	-	-	(565)	-	-	(565)	-
Credit recovery / Provisions	-	-	-	(856)	-	-	(856)	-
Income tax and social contribution on extraordinary items	-	-	-	291	-	-	291	-
Consolidated Adjusted Net Income²	4,298	2,940	46.2%	3,370	27.5%	7,239	5,840	24.0%

1 - Accounting measure disclosed in the consolidated Income Statement.

2 - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result.

ADJUSTED NET INCOME (R$ MILLION) & NET MARGIN (%)

This content is Public.

CAPITAL STRUCTURE & INDEBTEDNESS

DEBT BREAKDOWN (R$ million)	2Q22	1Q22	2Q21
Short Term	3,550	2,084	261
Long Term	8,895	10,683	15,545
Gross Debt	12,445	12,767	15,806
Gross Debt / Total Capitalization ¹	20%	23%	31%
Cash, cash equivalents and short-term investments	7,755	7,591	5,638
Net Debt	4,690	5,176	10,168
Net Debt ² (R$) / EBITDA ³ (R$)	0.18x	0.20x	0.65x

1 - Total capitalization = shareholders’ equity + gross debt – interest on debt.
2 - Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments.
3 - Adjusted EBITDA in the last 12 months.

We ended 2Q22 with gross debt of R$ 12.4 billion, 2.5% lower than the previous quarter and 21% lower than in 2Q21. Regards to the debt profile, 71% is long-term.

Meanwhile, the Company ended the quarter with a cash position of R$ 7.7 billion available, resulting in net debt of R$ 4.7 billion in the period and a net debt /EBITDA ratio of 0.18x.

Compared to prior periods, the lower net debt/EBITDA ratio is explained by a better cash generation combined with deleveraging actions and the robust EBITDA registered in 2Q22.

INDEBTEDNESS (R$ BILLION) & LEVERAGE RATIO

The weighted average nominal cost of gross debt was 7.64% and the average debt term of 8 years demonstrates a debt maturity schedule that is well balanced and well distributed over the coming years.

This content is Public.

INVESTMENTS

Capital expenditures amounted to R$ 959 million in 2Q22, with R$ 661 million allocated to Maintenance and R$ 298 million to Technological Expansion and Updating. Of the amount invested in the quarter, 63% was allocated to the Brazil BD, 20% to the North America BD, 14% to the Special Steel BD and 3% to the South America BD.

Of the total capex in 2Q22, R$ 126 million represented investments in implementing technologies to improve the environmental control and performance of existing facilities.

Maintenance projects are associated with the concept of reinvestment of depreciation over the years to ensure the good functioning of plants. Meanwhile, Expansion and Technological Updating investments include expanding forestry assets, updating and improving environmental controls and technological improvements that increase energy efficiency and reduce greenhouse gas emissions.

Gerdau S.A. has been demonstrating its capacity to adapt to changing scenarios, and the expenditures in its investment plan will be directly related to the pace of demand in our markets, as well as based on criteria involving the return on capital invested and the consequent cash generation.

CAPEX PER BD - 2Q22

BRAZIL BD

■	Expand hot-rolled production at Ouro Branco.

■	Add 250 kta of coils and reduce operating costs.

■	Investment of ~R$ 1 billion.

SPECIAL STEEL BD

■	New continuous casting line in Pindamonhangaba.

■	Increase clean steel production, reduce costs and emissions.

■	Investment of ~R$ 700 million.

NORTH AMERICA BD

■	Technological Updating Whitby Mini-Mill.

■	Add 200 kta of steel by modernizing mini-mill in Canada.

■	Investment of ~R$ 300 million.

SOUTH AMERICA BD

■	Expand rolled steel capacity in Peru.

■	Increase capacity, reduce costs, and improve occupational safety.

■	Investment of ~R$ 90 million.

This content is Public.

FREE CASH FLOW

Free cash flow in 2Q22 was positive R$ 3.2 billion, which marks the ninth straight quarter in which the Company has delivered positive free cash flow. The result reflects the significant contribution from EBITDA, as well as the disciplined allocation of capital to investments and to working capital. As a result and combined with the gradual reduction in debt, 48% of EBITDA in the quarter was converted into free cash flow.

FREE CASH FLOW (R$ BILLION)

WORKING CAPITAL & CASH CONVERSION CYCLE

The cash conversion cycle (working capital divided by daily net sales in the quarter), influenced by natural variations in demand, decreased from 66 days in March 2022 to 64 days in June 2022.

RETURN ON CAPITAL EMPLOYED - ROCE

The evolution in the Company’s level of efficiency, measured by ROCE in the last 12 months (as of June 2022), reflects the Company’s efficiency gains and higher value creation, with return exceeding its cost of capital.

This content is Public.

GOVERNANCE & CAPITAL MARKETS

EXTRAORDINARY SHAREHOLDERS MEETING

The Extraordinary Shareholders Meeting held on June 28 approved the increase in the number of members on the Company’s Board of Directors to seven members, being three of them independent.

DIVIDENDS

On August 2, 2022, the Board of Directors of Gerdau S.A. approved the distribution of dividends in the amount of R$ 1.2 billion (R$ 0.71 per share), to be paid based on the results for the second quarter of 2022, as stipulated in the Bylaws. The dividends will be paid on August 25, 2022, based on shareholding positions on August 15, 2022 and the ex-dividend date will be August 16, 2022.

Management reaffirms its understanding that the best way to increase absolute dividends is through strong cash generation, which it has been delivering, enabling it to maintain its policy of distributing at least 30% of adjusted net income. This flexibility, including in the frequency of distribution, enables the Company to deliver value in different scenarios.

SHARE BUYBACK PROGRAM

On May 5, 2022, Gerdau S.A. announced that the Board of Directors approved a share buyback program envisaging the acquisition of up to 55,000,000 preferred shares, representing approximately 5% of the preferred shares (GGBR4) and/or ADRs backed by the preferred shares (GGB) forming the free-float, with maximum duration of 18 months. As of June 18, 2022, the Company acquired 17,769,500 preferred shares at an average price of R$ 23.88, corresponding to 32.3% of the share buyback program executed to date.

PERFORMANCE
BY BUSINESS DIVISION (BD)

Gerdau presents its results in four Business Divisions (BD).

BRAZIL BD (Brazil Business Division) – includes the operations in Brazil (except special steel) and the iron ore operation in Brazil.

NORTH AMERICA BD (North America Business Division) – includes all operations in North America (Canada and United States), except special steel, as well as the jointly controlled company in Mexico.

SPECIAL STEEL BD (Special Steel Business Division) – includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil.

SOUTH AMERICA BD (South America Business Division) – includes all operations in South America (Argentina, Peru and Uruguay), except the operations in Brazil, and the jointly controlled companies in Colombia and the Dominican Republic.

NET SALES

EBITDA & EBITDA MARGIN

BRAZIL BD

PRODUCTION & SHIPMENTS

BRAZIL BD	2Q22	1Q22	∆	2Q21	∆	6M22	6M21	∆
Volumes (1,000 tonnes)
Production of crude steel	1,576	1,527	3.2%	1,659	-5.0%	3,102	2,951	5.1%
Shipments of steel	1,529	1,384	10.5%	1,476	3.6%	2,913	2,760	5.5%
Domestic Market	1,186	1,085	9.3%	1,363	-13.0%	2,271	2,599	-12.6%
Exports	343	299	14.5%	113	204.0%	642	162	297.1%
Shipments of long steel	1,061	953	11.3%	1,053	0.7%	2,014	1,941	3.7%
Domestic Market	745	665	12.2%	956	-22.0%	1,410	1,803	-21.8%
Exports	315	288	9.3%	97	224.7%	604	138	338.8%
Shipments of flat steel	468	431	8.6%	423	10.7%	899	819	9.7%
Domestic Market	441	420	4.9%	407	8.2%	861	795	8.3%
Exports	27	11	156.1%	16	75.3%	38	24	58.5%

Crude steel production at the Brazil BD increased 3.2% in 2Q22 in relation to 1Q22 and contracted 5% in relation to 2Q21. Total shipments in 2Q22 increased 10.5% on the previous quarter and 3.6% compared to the previous year..

This quarter, the Company directed 22% of its shipments to export markets, up 14 p.p. from 2Q21, consisting essentially of products sold to South America.

Despite the current scenario of higher interest rates, we observed that domestic demand remained stable at high levels in 2Q22, with satisfactory levels of real demand in the construction and manufacturing sectors, especially in the machinery and equipment, agribusiness and energy segments.

The construction industry remains robust, with record sales, active construction sites and job creation. Real estate inventories and launches are at very healthy levels. The quarter also was marked by consistent recovery in industrial infrastructure, where we observed a growing number of projects in our clients’ portfolio. In the energy sector, new transmission line auctions are on the horizon, with investments in solar and wind power infrastructure. According to market analyses, the outlook for the oil and gas industry remain favorable, which could have a positive impact on the Company’s operations.

Regarding to the product mix, domestic salles were positively impacted by the growth in product delivery ,such as reinforced concrete, as well as flat steel, drawn steel and structural profiles. The export market registered an increase of 14.5% in shipments, with demand for products such as drawn steel, flat steel and structural profiles.

In 2Q22, 506,000 tonnes of iron ore were sold to third parties and 788,000 tonnes were internally consumed.

OPERATING RESULT

BRAZIL BD	2Q22	1Q22	∆	2Q21	∆	6M22	6M21	∆
Results (R$ million)
Net Sales¹	9,588	8,022	19.5%	8,940	7.2%	17,610	15,823	11.3%
Domestic Market	8,097	6,862	18.0%	8,524	-5.0%	14,959	15,215	-1.7%
Exports	1,491	1,160	28.6%	416	258.6%	2,651	608	336.0%
Cost of Goods Sols	(7,481)	(6,226)	20.1%	(5,443)	37.5%	(13,707)	(9,929)	38.1%
Gross Profi	2,107	1,795	17.4%	3,498	-39.8%	3,903	5,895	-33.8%
Gross Margin (%)	22.0%	22.4%	-0.4p.p	39.1%	-17.1p.p	22.2%	37.3%	-15.1p.p
Adjusted EBITDA ²	2,288	1,951	17.3%	3,634	-37.1%	4,239	6,172	-31.3%
Adjusted EBITDA Margin (%)	23.9%	24.3%	-0.5p.p	40.7%	-16.8p.p	24.1%	39.0%	-14.9p.p

1 – Includes iron ore sales.

2 - Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

Net sales increased 19.5% in 2Q22 compared to 1Q22, due to the increase in net sales per tonne sold and the higher volumes shipped in both the domestic and export markets. Compared to 2Q22, net sales increased 7%, explained by market conditions in the period and higher exports with positive exchange rate variation.

In 2Q22, cost of goods sold increased 20.1% compared to 1Q22 and 37.5% in relation to the previous year, mainly explained by the high cost of scrap, pig iron and metallurgical coal.

Gross profit increased 17.4% in 2Q22 in relation to 1Q22 and decreased 39.8% compared to the same period last year, as described above.

In 2Q22, the Brazil BD reported Adjusted EBITDA of R$ 2.3 billion, up 17.3% from 1Q22 and down 37.1% from 2Q21, reflecting the strong comparison base of that period, when the operation registered record EBITDA.

NORTH AMERICA BD

PRODUCTION & SHIPMENTS

NORTH AMERICA BD	2Q22	1Q22	∆	2Q21	∆	6M22	6M21	∆
Volumes (1,000 tonnes)
Production of crude steel	1,145	1,214	-5.7%	1,269	-9.8%	2,359	2,520	-6.4%
Shipments of steel	1,121	1,094	2.4%	1,143	-1.9%	2,215	2,266	-2.2%

In 2Q22, steel production decreased 5.7% in relation to 1Q22 and 9.8% compared to 2Q21. Shipments improved 2.4% in relation to 1Q22, due to the higher demand from the non-residential construction sector in the period.

The outlook for 2022 remains positive for the construction and distribution sectors. In the infrastructure sector, the U.S. government has required all public construction projects to use locally produced steel to support domestic producers.

OPERATING RESULT

NORTH AMERICA BD	2Q22	1Q22	∆	2Q21	∆	6M22	6M21	∆
Results (R$ million)
Net Sales	8,573	8,222	4.3%	6,612	29.7%	16,795	12,500	34.4%
Cost of Goods Sols	(6,121)	(5,856)	4.5%	(5,419)	13.0%	(11,977)	(10,572)	13.3%
Gross Profit	2,451	2,366	3.6%	1,193	105.6%	4,818	1,928	149.9%
Gross Margin (%)	28.6%	28.8%	-0.2p.p	18.0%	10.6p.p	28.7%	15.4%	13.3p.p
EBITDA [1]	2,836	2,711	4.6%	1,352	109.8%	5,548	2,195	152.8%
EBITDA Margin (%)	33.1%	33.0%	0.1p.p	20.4%	12.6p.p	33.0%	17.6%	15.5p.p

1 - Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

Net sales totaled R$ 8.6 billion in 2Q22, up 4.3% from 1Q22 and 29.7% from 2Q21, explained by higher metal spread and the increase in net sales per tonne sold in the comparison periods. In relation to 1Q22, note that the 13% increase in costs of goods sold reflects the higher average prices for purchasing alloysand scrap.

The gross profit was R$ 2.4 billion in the quarter, two-times higher than in 2Q21. Meanwhile, gross profit in the first half of the year was R$ 4.8 billion, 150% higher than in the same period last year. The increases are explained by the growth in operations, which continue at full capacity to meet the sector’s demand, combined with the expansion of product lines to clients, which increased local competitiveness and improved the level of service.

Another highlight was the EBITDA of R$ 2.8 billion and EBITDA margin of 33.1% in the quarter, due to the combination of higher shipments, higher steel prices, our strategy of continuous segmentation and efforts to control costs, which helped to achieve record results at the BD.

SPECIAL STEEL BD

PRODUCTION & SHIPMENTS

SPECIAL STEEL BD	2Q22	1Q22	∆	2Q21	∆	6M22	6M21	∆
Volumes (1,000 tonnes)
Production of crude steel	507	494	2.6%	396	27.9%	1,001	842	18.9%
Shipments of steel	435	418	4.0%	417	4.2%	853	843	1.2%

In 2Q22, steel production increased 2.6% in relation to 1Q22 and 27.9% compared to 2Q21. Steel shipments grew 4% on the previous quarter and on the same period last year.

Note that light vehicle sales continued to be affected by the global semiconductor shortage, which are used in all electronic components installed in vehicles. On the other hand, the good performances of the heavy vehicle sector in Brazil and the oil and gas industry in the United States continue to partially offset the effects caused by the semiconductor shortage on the light vehicle sector.

OPERATING RESULT

SPECIAL STEEL BD	2Q22	1Q22	∆	2Q21	∆	6M22	6M21	∆
Results (R$ million)
Net Sales	3,657	3,219	13.6%	2,650	38.0%	6,876	5,080	35.4%
Cost of Goods Sols	(2,808)	(2,601)	8.0%	(2,243)	25.2%	(5,409)	(4,388)	23.3%
Gross Profit	849	618	37.5%	407	108.8%	1,467	692	112.0%
Gross Margin (%)	23.2%	19.2%	4.0p.p	15.3%	7.9p.p	21.3%	13.6%	7.7p.p
EBITDA [1]	928	692	34.1%	495	87.3%	1,620	904	79.2%
EBITDA Margin (%)	25.4%	21.5%	3.9p.p	18.7%	6.7p.p	23.6%	17.8%	5.8p.p

1 - Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

Net sales in 2Q22 reached R$ 3.7 billion, surpassing 1Q22 by 13.6% and 2Q21 by 38.0%. Gross profit and gross margin registered significant improvements, since the increase in net sales per tonne surpassed the increase in cost per tonne, in the comparison periods. Note that the sectors that boosted results were heavy vehicles (especially trucks), oil and gas, and distribution.

Despite the cost inflation and semiconductor shortage, EBITDA in 2Q22 increased 34% on 1Q22 and 87% on 2Q21, driven by current profitability levels.

SOUTH AMERICA BD

PRODUCTION & SHIPMENTS

SOUTH AMERICA BD	2Q22	1Q22	∆	2Q21	∆	6M22	6M21	∆
Volumes (1,000 tonnes)
Production of crude steel	201	172	17.4%	124	62.4%	373	287	30.0%
Shipments of steel	292	332	-12.0%	268	9.1%	625	565	10.7%

Steel production grew 17.4% in relation to 1Q22 and 62.4% in relation to 2Q21, notably in Argentina’s construction sector, boosting gross steel production at the South America BD to a record high, surpassing the 2018 results. In relation to the previous quarter, shipments were negatively affected by lower steel sales in Peru.

OPERATING RESULT

SOUTH AMERICA BD	2Q22	1Q22	∆	2Q21	∆	6M22	6M21	∆
Results (R$ million)
Net Sales	1,894	1,753	8.0%	1,308	44.8%	3,647	2,757	32.3%
Cost of Goods Sols	(1,375)	(1,405)	-2.1%	(1,002)	37.1%	(2,779)	(2,064)	34.6%
Gross Profit	519	348	49.2%	305	70.1%	868	692	25.3%
Gross Margin (%)	27.4%	19.9%	7.6p.p	23.4%	4.1p.p	23.8%	25.1%	-1.3p.p
EBITDA [1]	740	483	53.2%	494	49.7%	1,222	1,044	17.0%
EBITDA Margin (%)	39.1%	27.5%	11.5p.p	37.8%	1.3p.p	33.5%	37.9%	-4.4p.p

1 - Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

In 1Q22, net sales came to R$ 1.9 billion, up 8% from 1Q22 and 44.8% from 2Q21, due to price adjustments in the period. Driven by the effects on sales and cost of goods sold, gross profit reached R$ 519 million in 2Q22, an increase of 49.2% in relation to the previous quarter and of 70% compared to the previous year.

EBITDA and EBITDA margin in 2Q22 registered record highs at this Business Division, explained by the stronger demand from the construction sector, mainly in Argentina – despite the scenario of high volatility in its economy.

APPENDICES

ASSETS

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)
	June 30, 2022	December 31, 2021

CURRENT ASSETS
Cash and cash equivalents	5,776,753	4,160,654
Short-term investments	1,977,982	2,626,212
Trade accounts receivable	7,261,198	5,414,075
Inventories	18,464,285	16,861,488
Tax credits	1,978,938	2,083,885
Income and social contribution taxes recoverable	471,180	804,053
Dividends receivable	5,182	7,671
Fair value of derivatives	2,596	3,246
Other current assets	797,311	679,193
	36,735,425	32,640,477
NON-CURRENT ASSETS
Tax credits	109,971	124,600
Deferred income taxes	2,513,700	2,929,308
Related parties	-	2,678
Judicial deposits	1,738,624	1,659,379
Other non-current assets	665,402	571,637
Prepaid pension cost	4,942	4,942
Investments in associates and joint ventures	3,925,524	3,340,775
Goodwill	11,685,319	12,427,527
Leasing	900,412	861,744
Other Intangibles	435,709	509,760
Property, plant and equipment, net	18,941,784	18,741,786
	40,921,387	41,174,136
TOTAL ASSETS	77,656,812	73,814,613

LIABILITIES

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)
	June 30, 2022	December 31, 2021

CURRENT LIABILITIES
Trade accounts payable	9,394,840	8,017,140
Short-term debt	1,402,840	234,537
Debentures	2,147,180	1,531,956
Taxes payable	665,819	548,173
Income and social contribution taxes payable	630,260	863,136
Payroll and related liabilities	814,980	1,199,143
Leasing payable	265,069	275,086
Employee benefits	582	39
Environmental liabilities	250,555	231,711
Fair value of derivatives	5,454	-
Obligations with FIDC	-	45,497
Other current liabilities	949,986	1,090,396
	16,527,565	14,036,814
NON-CURRENT LIABILITIES
Long-term debt	8,096,022	10,875,249
Debentures	798,724	1,397,951
Related parties	26,172	24,648
Deferred income taxes	103,592	98,975
Provision for tax, civil and labor liabilities	1,809,680	1,741,026
Environmental liabilities	259,595	343,998
Employee benefits	1,309,618	1,415,151
Leasing payable	698,724	643,279
Other non-current liabilities	508,784	421,873
	13,610,911	16,962,150
EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(472,908)	(152,409)
Capital reserves	11,597	11,597
Retained earnings	17,862,503	17,838,494
Transactions with non-controlling interests without change of control	5,891,944	-
Other reserves	4,790,908	5,657,419
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	47,333,225	42,604,282

NON-CONTROLLING INTERESTS	185,111	211,367

EQUITY	47,518,336	42,815,649

TOTAL LIABILITIES AND EQUITY	77,656,812	73,814,613

INCOME STATEMENT

GERDAU S.A.
CONSOLIDATED STATEMENTS OF INCOME
In thousands of Brazilian reais (R$)
	For the three-month period ended		For the six-month period ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

NET SALES	22,968,442	19,130,116	43,298,933	35,473,100

Cost of sales	(17,064,511)	(13,715,929)	(32,214,000)	(26,262,004)

GROSS PROFIT	5,903,931	5,414,187	11,084,933	9,211,096

Selling expenses	(178,235)	(168,421)	(346,126)	(323,814)
General and administrative expenses	(337,778)	(307,956)	(664,194)	(622,051)
Other operating income	59,912	37,564	96,521	200,420
Other operating expenses	(42,069)	(42,875)	(61,039)	(119,188)
Tax credits recovery	-	393,341	-	393,341
Impairment of financial assets	(1,976)	(125)	(1,351)	(5,161)
Equity in earnings of unconsolidated companies	386,851	236,979	695,419	385,938

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	5,790,636	5,562,694	10,804,163	9,120,581

Financial income	140,617	49,788	229,416	105,696
Financial expenses	(450,975)	(343,907)	(812,409)	(657,503)
Exchange variations, net	(46,566)	(115,402)	(288,355)	(127,271)
Tax credits monetary update	-	462,651	-	462,651
Gains (Losses) on financial instruments, net	(4,160)	4,750	6,870	3,591

INCOME BEFORE TAXES	5,429,552	5,620,574	9,939,685	8,907,745

Current	(1,425,280)	(1,140,752)	(2,316,336)	(1,884,568)
Deferred	294,227	(545,345)	(384,465)	(618,164)
Income and social contribution taxes	(1,131,053)	(1,686,097)	(2,700,801)	(2,502,732)

NET INCOME	4,298,499	3,934,477	7,238,884	6,405,013

(-) Credit recovery / Provisions	-	(855,992)	-	(855,992)
(+) Income tax on extraordinary items	-	291,037	-	291,037
(=) Total of extraordinary items	-	(564,955)	-	(564,955)

ADJUSTED NET INCOME*	4,298,499	3,369,522	7,238,884	5,840,058

* Adjusted net profit is a non-accounting measure calculated by the Company, reconciled with the financial statements and consists of net income (loss) adjusted by non-recurring events that influenced profit or loss, without cash effect.

CASH FLOW

GERDAU S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of Brazilian reais (R$)

	For the three-month period ended		For the six-month period ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

Cash flows from operating activities
Net income for the period	4,298,499	3,934,477	7,238,884	6,405,013
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	701,208	630,498	1,360,019	1,279,329
Equity in earnings of unconsolidated companies	(386,851)	(236,979)	(695,419)	(385,938)
Exchange variation, net	46,566	115,402	288,355	127,271
Gains and losses on derivative financial instruments, net	4,160	(4,750)	(6,870)	(3,591)
Post-employment benefits	56,292	57,512	126,742	124,389
Long-term incentive plans	21,740	17,391	39,415	28,610
Income tax	1,131,053	1,686,097	2,700,801	2,502,732
Gains on disposal of property, plant and equipment	(14,189)	2,206	(18,547)	1,867
Impairment of financial assets	1,976	125	1,351	5,161
Provision of tax, civil, labor and environmental liabilities, net	70,262	27,965	78,391	63,101
Tax credits recovery	-	(855,992)	-	(855,992)
Interest income on short-term investments	(59,822)	(30,936)	(118,229)	(67,389)
Interest expense on debt and debentures	274,152	219,304	520,205	433,534
Interest on loans with related parties	29	(1,571)	29	(3,068)
Provision (Reversal) for net realizable value adjustment in inventory, net	5,561	1,878	7,555	(3,415)
	6,150,636	5,562,627	11,522,682	9,651,614
Changes in assets and liabilities
Increase in trade accounts receivable	(13,822)	(1,044,018)	(1,915,468)	(2,218,579)
Increase in inventories	(1,478,186)	(2,676,888)	(2,288,678)	(5,033,866)
Increase in trade accounts payable	715,294	679,865	1,571,663	1,641,969
Increase in other receivables	(191,243)	(4,617)	(225,092)	(146)
Decrease in other payables	(330,747)	(1,007,986)	(1,032,720)	(1,059,255)
Dividends from associates and joint ventures	13,047	9,795	15,730	13,863
Purchases of short-term investments	(253,969)	(440,679)	(1,301,447)	(998,343)
Proceeds from maturities and sales of short-term investments	1,056,534	607,611	2,073,429	1,480,923
Cash provided by operating activities	5,667,544	1,685,710	8,420,099	3,478,180

Interest paid on loans and financing	(418,344)	(365,761)	(522,981)	(470,441)
Interest paid on lease liabilities	(20,173)	(15,940)	(39,304)	(32,091)
Income and social contribution taxes paid	(1,371,583)	(753,645)	(1,680,139)	(856,536)
Net cash provided by operating activities	3,857,444	550,364	6,177,675	2,119,112

Cash flows from investing activities
Purchases of property, plant and equipment	(958,982)	(565,594)	(1,551,839)	(1,000,723)
Proceeds from sales of property, plant and equipment, investments and other intangibles	22,006	13,515	35,273	14,178
Additions in other intangibles	(38,220)	(45,390)	(74,434)	(82,495)
Net cash used in investing activities	(975,196)	(597,469)	(1,591,000)	(1,069,040)

Cash flows from financing activities
Acquisition of interest in subsidiary	(46,153)	-	(46,153)	-
Purchases of Treasury stocks	(312,144)	-	(312,144)	-
Dividends and interest on capital paid	(870,332)	(695,176)	(1,210,915)	(1,136,364)
Proceeds from loans and financing	10,426	164,677	305,580	310,027
Repayment of loans and financing	(1,290,039)	(410,026)	(1,486,703)	(1,639,034)
Leasing payment	(85,723)	(68,324)	(157,410)	(134,626)
Intercompany loans, net	4,912	49,420	4,174	50,531
Net cash used by financing activities	(2,589,053)	(959,429)	(2,903,571)	(2,549,466)

Exchange variation on cash and cash equivalents	588,397	(209,110)	(67,005)	(91,582)
Increase (Decrease) in cash and cash equivalents	881,592	(1,215,644)	1,616,099	(1,590,976)
Cash and cash equivalents at beginning of period	4,895,161	4,241,872	4,160,654	4,617,204
Cash and cash equivalents at end of period	5,776,753	3,026,228	5,776,753	3,026,228

QUARTERLY RESULTS - 2T22

WHO WE ARE

LARGEST BRAZILIAN STEEL PRODUCER COMPANY.

Gerdau is Brazil's largest producer of steel, a leading producer of long steel in the Americas and one of the world's leading suppliers of special steel. In Brazil, Gerdau also produces flat steel and iron ore, activities that expand its product mix and leverage the competitive advantages of its operations.

Gerdau also is the largest recycler in Latin America and, around the world, transforms each year millions of tonnes of scrap into steel, underlining its commitment to the sustainable development of the regions where it operates. The shares of Gerdau companies are listed on the São Paulo (B3), New York (NYSE) and Madrid (Latibex) stock exchanges.

For more information, go to the website:
https://www2.gerdau.com

BUSINESS DIVISIONS (BD)

CANADA
UNITED STATES
MEXICO
DOMINICAN REPUBLIC
COLOMBIA
PERU
BRAZIL

This content is Public.

QUARTERLY RESULTS - 2T22

Gerdau presents its results in four Business Divisions (BD):

BRAZIL BD (Brazil Business Division) – includes the operations in Brazil (except special steel) and the iron ore operation in Brazil.

NORTH AMERICA BD (North America Business Division) – includes all operations in North America (Canada and United States), except special steel, as well as the jointly controlled company in Mexico.

SOUTH AMERICA BD (South America Business Division) –

includes all operations in South America (Argentina, Peru and Uruguay), except the operations in Brazil, and the jointly controlled companies in Colombia and the Dominican Republic.

SPECIAL STEEL BD (Special Steel Business Division) – includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil.

This content is Public.	23

MINE IN MIGUEL BURNIER/MG

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations.
Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU
Shape the future

/Gerdau /GerdauSA